Exhibit A

Husky Energy Delivers Production at the Liwan Gas Project in the South China Sea

Calgary, Alberta (March 30, 2014) – Husky Energy and CNOOC Limited have commenced first production at the landmark Liwan Gas Project in the South China Sea.

“Liwan is Husky’s largest project to date and places us inside the door of one of the fastest growing energy markets in the world,” said CEO Asim Ghosh. “It was a massive undertaking and is a great achievement for deepwater gas production in the Asia Pacific Region.”

Located approximately 300 kilometres southeast of the Hong Kong Special Administrative Region, the project consists of three fields: Liwan 3-1, Liuhua 34-2 and Liuhua 29-1, which share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure.

The Liwan 3-1 field has started production, with initial natural gas sales expected to be approximately 250 million cubic feet per day (mmcf/day) gross and increasing to approximately 300 mmcf/day in the second half of 2014. Initial sales of condensates and natural gas liquids from Liwan 3-1 are expected to be approximately 10,000 to 14,000 barrels of oil equivalent per day (boe/day) gross.

The Liuhua 34-2 field will be tied into the Liwan infrastructure in the second half of 2014, subject to final approvals. Production from the Liwan 3-1 field is scheduled to go offline for approximately six to eight weeks to provide for the tie-in of the field.

Following the tie in of Liuhua 34-2, combined gas sales are anticipated to increase to approximately 340 mmcf/day (gross). Natural gas from both fields will be processed at the onshore gas terminal at Gaolan and sold to the mainland China market, with initial gas production covered by fixed-price gas sales agreements.

Total gas sales are expected to rise towards a range of 400 to 500 mmcf/day (gross) with the planned tie-in of the Liuhua 29-1 field in the 2016-2017 timeframe.

Production from Liwan will contribute to the Company’s growth this year as per overall guidance. The startup was achieved during one of the most extreme weather seasons in recent history in the South China Sea. Husky expects to achieve the lower end of its Asia Pacific production guidance of 35,000 to 45,000 boe/day.

Husky holds a 49 percent interest in the Production Sharing Contract (PSC) for the Liwan Gas Project and operates the deepwater infrastructure. Its partner CNOOC Limited holds a 51 percent interest in the PSC and operates the shallow water facilities and onshore gas terminal. The first stage of the US$6.5 billion project connecting the Liwan 3-1 field and work to date to tie in the Liuhua 34-2 field have been completed on budget.

The Company continues to advance a rich portfolio of opportunities in the Asia Pacific Region, including shallow water gas developments offshore Indonesia and exploration prospects offshore Taiwan.

QUICK FACTS:

•	Husky’s working interest in the Liwan Gas Project is 49 percent.
•	Initial gas sales of approximately 250 mmcf/day (gross) from Liwan 3-1 is expected to rise to about 300 mmcf/day in the second half of 2014. It is then expected to increase to about 340 mmcf/day (gross) following the Liuhua 34-2 tie-in and rise to a range of 400 to 500 mmcf/day (gross) once Liuhua 29-1 is online.
•	Husky’s share of sales gas from the Liwan project in 2014 is expected to be in the range of 20,000-25,000 boe/day, including cost recovery. Liquids production net to Husky is expected to be in the range of 5,000-7,000 boe/day, including cost recovery.
•	The Liwan 3-1 and Liuhua 34-2 gas sales price is US$11 to $13 per thousand cubic feet (mcf) in the initial five contract years, then floating referenced to the Guangdong City Gate price thereafter. Natural gas liquids will initially be sold to the mainland China market at competitive market pricing.
•	Negotiations are underway for the Liuhua 29-1 gas sales contract.
•	Husky expects to recover approximately $800 million in exploration costs in the first 18 months of production.
•	Operating costs are expected to be approximately 10 percent of gross revenues.
•	Royalties/taxes are expected to be approximately 20 percent of gross revenues.

Additional background information and photos/video are available at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”).

In particular, forward-looking statements in this news release include, but are not limited to, references to: with respect to the Company’s Asia Pacific Region: expected initial volumes of sales of natural gas, condensates, and natural gas liquids from the Company’s Liwan Gas Project; expected levels of increase of production volumes by the second half of 2014 and following the tie-in of Liuhua 34-2 and Liuhua 29-1; scheduled timing of the tie-in of the Liuhua 34-2 field to the Liwan 3-1 field, including the expected duration of an associated offline period for the Liwan 3-1 field; anticipated contribution of production from Liwan to the Company’s growth in 2014; the Company’s Asia Pacific production guidance for 2014 and its expectation that it will achieve production within such guidance range; the Company’s expected share of gas and liquid production from the Liwan Gas Project in 2014; expected timing of recovery of exploration costs from the project; and expected operating costs, royalties and taxes as a percentage of gross revenues from the project.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.